Exhibit 19

This share exchange is made for the securities of a Japanese company. This share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this notice has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than pursuant to the share exchange agreement, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

Matters to Be Disclosed on the Internet upon Sending the Notice of Convocation of the

35th Ordinary General Meeting of Shareholders

No. 2:     Approval of Absorption-Type Demerger Agreement between FamilyMart Co., Ltd.

and Circle K Sunkus Co., Ltd.

Notes to the Financial Statements for the latest fiscal year of Circle K Sunkus Co.,

Ltd., which is supposed to be included in Proposal No. 2

Circle K Sunkus Co., Ltd.

Notes to the Financial Statements

(March 1, 2015, through February 29, 2016)

FamilyMart Co., Ltd.

The above matters are provided to our shareholders by posting them on our website (http://www.family.co.jp/) in accordance with the relevant laws and regulations, as well as Article 15 of the Articles of Incorporations of the Company.

Notes to the Financial Statements

Notes to the Summary of Significant Accounting Policies

1. Valuation basis and method for assets

(1)	Marketable securities and investment securities

Shares of subsidiaries and affiliates:

Valued at cost determined by the moving-average method.

Available-for-sale securities:

Available-for-sale securities for which the fair values are readily determinable:

Valued at fair value at the end of the fiscal year. Unrealized gains or losses are included directly in equity. The cost of securities sold is determined by the moving-average method.

Available-for-sale securities for which the fair values are not readily determinable:

Valued at cost determined by the moving-average method.

(2)	Inventories

Merchandise:

Valued at cost determined by the retail method (balance sheet values are calculated by writing down the book value based on the decline in profitability.)

Supplies:

Valued at cost determined by the last purchase price method (balance sheet values are calculated by writing down the book value based on the decline in profitability).

2. Depreciation method of fixed assets

Property and equipment (excluding leased assets)

The depreciation of property and equipment is computed by the declining-balance method using the applicable rates based on the estimated useful lives of the assets. However, buildings (excluding facilities attached to buildings) acquired on or after April 1, 1998, are depreciated using the straight-line method.

Property and equipment, of which the acquisition value is ¥100 thousand or more and less than ¥200 thousand each, are equally depreciated over three years.

Property and equipment that were acquired on or before March 31, 2007, are equally depreciated over five years from the fiscal year following the fiscal year during which depreciation is completed up to the allowable limit for depreciation.

Intangible fixed assets (excluding leased assets)

The amortization of intangible fixed assets is computed by the straight-line method.

Software for internal use is amortized by the straight-line method over the estimated useful life (five years).

Leased assets

Leased assets related to finance lease transactions other than those where the ownership of the leased assets is deemed to be transferred to the lessee are depreciated by the straight-line method, assuming the lease period as the useful life and no residual value.

Of finance lease transactions other than those where the ownership of the leased assets is deemed to be transferred to the lessee, those of which the commencement day of the lease transaction is prior to the beginning of the first fiscal year, during which the Accounting Standards Board of Japan (“ASBJ”) Statement No. 13 Accounting Standard for Lease Transactions (issued on June 17, 1993, and last revised on March 30, 2007) and the ASBJ Guidance No. 16 Guidance on Accounting Standard for Lease Transactions (issued on January 18, 1994, and last revised on March 30, 2007) are applied, are continuously accounted for as operating lease transactions.

Long-term prepaid expenses

Long-term prepaid expenses are equally amortized using the straight-line method.

3. Accounting standards for provisions

Allowance for doubtful accounts

The allowance for doubtful accounts is provided for at the aggregate amount of a general reserve based on the actual historical credit loss ratio for normal receivables and estimated credit loss based on the individual financial assessment of collectability for doubtful or troubled receivables.

Accrued employees’ bonuses

The accrued employees’ bonuses are provided for future payment of bonuses to employees at the amount estimated to be incurred by the Company for the fiscal year under review.

Accrued directors’ and corporate auditors’ bonuses

The accrued directors’ and corporate auditors’ bonuses are provided for future payment of bonuses to directors and corporate auditors at the amount estimated to be incurred by the Company for the fiscal year under review.

Employee retirement benefit liability

The employee retirement benefit liability is provided for future payment of employees’ postretirement benefits at the amount to be accrued at the balance sheet date and is calculated based on projected benefit obligations and the fair value of plan assets at the balance sheet date.

In calculating the projected benefit obligations, the benefit formula basis is used to allocate the projected retirement benefits to periods up to the end of the fiscal year under review.

The prior service cost is amortized by the straight-line method over a certain period within the average remaining service period of employees at the time of recognition. Actuarial differences are amortized by the straight-line method over a certain period within the average remaining service period of employees at the time of recognition, each commencing from the following fiscal year of recognition.

The employee retirement benefit liability is not recorded as of the end of the fiscal year under review because prepaid pension cost has been recorded.

Allowance for store system renewals

The allowance for store system renewals is provided for at the amount estimated to accrue as of the end of the fiscal year under review to prepare for the planned disposal of the former store system to be replaced in the next fiscal year according to the decision making of implementation of a new store system.

4. Other important matters in preparing the financial statements

Accounting for consumption taxes

Transactions subject to the consumption taxes and local consumption taxes are recorded at amounts exclusive of the consumption taxes.

Note to Change in Accounting Policy

Application of the accounting standards for retirement benefits

Effective from the fiscal year ended February 29, 2016, the Company applied the Accounting Standard for Retirement Benefits (ASBJ Statement No. 26, issued on May 17, 2012; hereinafter the “Retirement Benefits Accounting Standard”) and the Guidance on Accounting Standard for Retirement Benefits (ASBJ Guidance No. 25, issued on March 26, 2015; hereinafter the “Retirement Benefits Guidance”), for the provisions prescribed in the main part of Paragraph 35 of the Retirement Benefits Accounting Standard and Paragraph 67 of the Retirement Benefits Guidance. Accordingly, the Company revised the calculation method of projected benefit obligations and the service cost, changing the method for attributing projected retirement benefits to periods from the straight-line basis to the benefit formula basis. In addition, as to the method to determine the discount rate, the Company changed it from the method using a duration of years similar to the average remaining service period of an employee to the method using the single weighted average discount rate reflecting the estimated timing and amount of benefit payment.

In applying the Retirement Benefits Accounting Standard, pursuant to Paragraph 37 of the Retirement Benefits Accounting Standard, which stipulates the transitional treatment of the new standard, the effects of changing the calculation method for projected benefit obligations and service cost are recognized as adjustment of retained earnings at the beginning of the fiscal year under review.

As a result, prepaid pension cost decreased by ¥1,171 million and retained earnings brought forward decreased by ¥753 million at the beginning of the fiscal year under review. In addition, operating income and ordinary income increased by ¥4 million, respectively, and loss before income taxes decreased by ¥4 million for the fiscal year under review.

Equity per share and net loss per share decreased by ¥30,037,164.32 and ¥110,724.76, respectively.

Notes to the Balance Sheet

1. Monetary receivables and payables with subsidiaries and affiliates (excluding those separately presented)

Short-term monetary receivables	¥1,571 million
Short-term monetary payables	¥473 million
Long-term monetary payables	¥51 million

2. Accumulated depreciation of property and equipment	¥93,082 million

3. Contingent liabilities for guarantees

The Company was contingently liable for guarantees for indebtedness from financial institutions and others, which have been contracted by the following companies.

Franchisees	¥3,665 million
Circle K Shikoku Co., Ltd.	78 million
Total	¥3,743 million

4

Notes to the Statement of Income

1. Transactions with subsidiaries and affiliates

Operating transactions:
Operating revenue	¥1,370 million
Operating expenses	¥2,252 million
Non-operating transactions with subsidiaries and affiliates	¥176 million

2. Impairment loss on fixed assets

As a minimum unit of generating cash flows of the Company, the assets of each store have been grouped as a basic unit. Meanwhile, the Company has separately grouped individual assets planned to be disposed of by each property.

As a result of the impairment accounting procedures based on the aforementioned grouping method, the book value of the following assets was reduced to the respective recoverable amounts, and the reductions were recorded as an impairment loss on fixed assets under extraordinary losses (¥3,182 million in buildings; ¥434 million in structures; ¥244 million in tools, furniture and fixtures; ¥194 million in land; ¥2,834 million in leased assets; and ¥325 million in other). The aforementioned assets of stores subject to the impairment loss consist of assets of stores with a considerable decline in the fair value of land, assets of stores scheduled to be closed, assets of stores that are unprofitable on an ongoing basis, and IT equipment of which disposal is planned along with the replacement of the store system.

Application	Location	Category	Impairment loss
Store	Nagano-shi, Nagano and others	Land; buildings; structures; leased assets; and others	¥7,214 million
Total			¥7,214 million

The recoverable amount for these asset groups is measured at the higher of net realizable value or value in use. The net realizable value is mainly calculated based on the assessed value of property tax bases, whereas future cash flows discounted at a rate of 6.0% are used to calculate the value in use.

Note to the Statement of Changes in Net Assets

1. Type and total number of shares issued at the end of the fiscal year ended February 29, 2016

	Number of shares at the end of the previous fiscal year	Number of shares increased in the year	Number of shares decreased in the year	Number of shares at the end of the fiscal year under review
Class A shares	25	—	—	25
Total	25	—	—	25

2. Dividends

(1)	Dividends of surplus provided during the fiscal year ended February 29, 2016

1)	Cash dividends

Resolution	Type of shares	Total amount of dividends (Millions of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on May 19, 2015	Class A shares	823	32,920,000.00	February 28, 2015	May 20, 2015
Board of Directors meeting held on October 2, 2015	Class A shares	18	720,000.00	August 31, 2015	November 2, 2015
Total		841

(2)	Dividends, of which the record date belongs to the fiscal year ended February 29, 2016, to be paid after the end of the fiscal year under review

None applicable

Note to Tax Effect Accounting

Breakdown by cause of deferred tax assets and liabilities

Deferred tax assets:
Enterprise tax payable	¥78 million
Allowance for doubtful accounts	829 million
Accrued employees’ bonuses	149 million
Depreciation	26 million
Accumulated impairment loss	4,784 million
Asset retirement obligations	2,882 million
Long-term advances received	141 million
Investment securities	789 million
Leasehold deposits	347 million
Allowance for store system renewals	26 million
Others	255 million

Subtotal	10,311 million
Valuation allowance	(2,269) million

Total deferred tax assets	¥8,041 million

Deferred tax liabilities:
Unrealized gains on available-for-sale securities	¥(39) million
Expenses related to asset retirement obligations	(1,115) million
Prepaid pension cost	(491) million
Others	(288) million

Total deferred tax liabilities	(1,935) million

Net deferred tax assets	¥6,106 million

Note: Adjustments of deferred tax assets/liabilities due to the revision of the effective statutory tax rate

Following the promulgation on March 31, 2015, of the Act for Partial Amendment of the Income Tax Act, etc. (Act No. 9, 2015), and the Act for Partial Amendment of the Local Tax Act, etc. (Act No. 2, 2015), the income tax rate has been changed effective from the fiscal year beginning on or after April 1, 2015. In association therewith, the effective statutory tax rate, which is used to measure deferred tax assets and deferred tax liabilities, has been changed from the previous 35.64% depending on the fiscal year during which temporary differences are expected to be eliminated for the period.

March 1, 2016 through February 28, 2017:	33.06%
March 1, 2017 and thereafter:	32.26%

As a result, total deferred tax assets decreased by ¥591 million, whereas income taxes—deferred increased by ¥595 million and net unrealized gains on available-for-sale securities increased by ¥4 million under review, as compared with the corresponding figures with the previous calculation method.

Note to Fixed Assets Used under Lease Contracts

In addition to the fixed assets recorded in the balance sheet, buildings and other assets are used under finance lease contracts other than those where the ownership of the leased assets is deemed to be transferred to the lessee.

Notes to Financial Instruments

1. Matters related to the status of financial instruments

The Company does not raise funds and manages excess funds with certain financial instruments with high financial safety.

The Company holds the policy of not utilizing derivative instruments.

Short-term loans receivable mainly consist of the lending of funds to the parent company and several subsidiaries using the Cash Management System (CMS).

Marketable securities are financial instruments with high financial safety for managing temporary excess funds.

Investment securities are primarily stocks issued by corporations that have business relations with the Company. Although parts of such stocks are exposed to market price fluctuation risk, the Company endeavors to reduce the risk through regular measurement of the fair value and/or financial conditions of such corporations.

Leasehold deposits are primarily involved in the lease contracts of stores and are exposed to the credit risk of the counterparties. The Company endeavors to reduce the risk through maturity control for recoveries and balance management by customers and so on.

Trade payables as operating liabilities typically mature for settlement within a short time.

Money held as agent as an operating liability mainly derives from collection agency services for public utility charges at convenience stores. It typically matures for settlement within a short time.

Long-term guarantee deposits received are primarily involved in the lease contracts of stores and are repaid or settled during the contractual term by a lump-sum payment or an installment payment.

Lease obligations related to finance lease transactions are mainly for the purpose of raising funds involved in capital investment in stores, and the redemption date thereof is set to be 12 years at longest after the balance sheet date with fixed interest rates for all obligations.

2. Matters related to the fair value of financial investments, etc.

The following table indicates the carrying value in the balance sheet, the fair value and the unrealized gain or loss as of February 29, 2016. Assets and liabilities, for which it is deemed extremely difficult to measure the fair value, are not included in the table below (Refer to Note 2.):

	(Millions of yen)
	Carrying value in the balance sheet*	Fair value*	Unrealized gain (loss)
(1) Cash and deposits	19,715	19,715	—
(2) Short-term loans receivable	59,664	59,664	—
(3) Investment securities
Available-for-sale securities	215	215	—
(4) Leasehold deposits receivable	37,201	37,527	326
(5) Trade payables	(36,003)	(36,003)	—
(6) Money held as agent	(30,206)	(30,206)	—
(7) Guarantee deposits received	(3,130)	(3,193)	62
(8) Lease obligations	(24,290)	(24,657)	367

*	The amounts reported as liabilities are indicated in parentheses.

Notes:

1. Calculation method of the fair value of financial instruments and matters related to securities

(1) Cash and deposits and (2) Short-term loans receivable:

As these assets are settled within a short time, the fair value thereof is almost equal to the book value. Accordingly, the calculation of the fair value of these assets is based on the book value concerned.

The allowance for doubtful accounts, which is separately reported for the short-term loans receivable, is deducted therefrom.

(3) Investment securities:

As for the calculation of the fair value of these assets, stocks are based on the prices traded at the stock exchange.

(4) Leasehold deposits receivable:

The calculation of the fair value of these assets is based on the present value to be achieved by discounting future cash flows using the risk-free rate.

These assets include the current portion of leasehold deposits receivable.

The allowance for doubtful accounts, which is separately reported for the leasehold deposits receivable, is deducted therefrom.

(5) Trade payables and (6) Money held as agent:

As these liabilities are settled within a short time, the fair value thereof is almost equal to the book value. Accordingly, the calculation of the fair value of these liabilities is based on the book value concerned.

(7) Guarantee deposits received:

The calculation of the fair value of these liabilities is based on the present value to be achieved by discounting the total of principal and interest at the risk-free rate.

These liabilities include the current portion of guarantee deposits received.

(8) Lease obligations:

The calculation of the fair value of these liabilities is based on the present value to be achieved by discounting the total of principal and interest at a discount rate, which is projected based on similar new lease transactions.

These liabilities include the current portion of lease obligations.

2. Financial instruments for which it is deemed difficult to measure the fair value

Unlisted stocks (carrying value of ¥165 million) and shares of subsidiaries and affiliates (carrying value of ¥1,208 million), both of which are nonmarketable and for which it is deemed difficult to measure the fair value, are not included in “(3) Investment securities.”

Leasehold deposits receivable (collection agency contracts, etc.) (carrying value of ¥97 million), for which the collection timing is difficult to estimate and it is difficult to measure the fair value, are not included in “(4) Leasehold deposits receivable.”

Guarantee deposits received (franchise contracts, etc.) (carrying value of ¥6,619 million), for which the time for repayment is difficult to estimate and it is difficult to measure the fair value, are not included in “(7) Guarantee deposits received.”

Note to Rental Properties

The disclosure of relevant information is omitted, as the necessity of disclosure is deemed insignificant.

Notes to Transactions with Related Parties

1. Parent company and major corporate shareholders

									(Millions of yen)
Attribute	Company name	Location	Capital	Business	Ratio of voting rights	Relationship with the related party	Description of transactions	Transaction amount	Account name	Year- end balance
Parent company	UNY Group Holdings Co., Ltd.	Inazawa-shi, Aichi	22,187	Management of subsidiaries and affiliates	Directly held 100.0%	Interlocking of directors and lending/borrowing of funds	Lending of funds[2]	800,462	Short-term loans receivable from subsidiaries and affiliates	59,022

Notes:

1.	Transaction conditions and decision policy thereof:

Lending of funds is reasonably decided by taking into account the market interest rate. The provision of collateral is not accepted.

2.	To promote the efficiency improvement of funds management, the CMS has been implemented for the lending/borrowing of funds with the Company.

2. Subsidiaries and affiliates

(Millions of yen)
Attribute	Company name	Location	Capital	Business	Ratio of voting rights	Relationship with the related party	Description of transactions	Transaction amount	Account name	Year- end balance

Subsidiary	Sunkus Nishi- Shikoku Co., Ltd.	Matsuyama-shi, Ehime	140	Convenience store business	Directly holding 100.0%	Area franchiser of “Circle K” stores and Interlocking of directors	Lending of funds[2]	5,901	Short-term loans receivable from subsidiaries and affiliates	390

Subsidiary	Circle K Shikoku Co., Ltd.	Matsuyama-shi, Ehime	60	Convenience store business	Directly holding 100.0%	Area franchiser of “Circle K” stores and Interlocking of directors	Lending of funds[2]	26,016	Short-term loans receivable from subsidiaries and affiliates	1,276

Notes:

1.	The transaction amount above does not include but the year-end balance includes consumption taxes.
2.	To promote the efficiency improvement of funds management, the CMS has been implemented for the lending/borrowing of funds with the Company.
3.	Transaction conditions and decision policy thereof:

Lending of funds is rationally decided by taking into account the market interest rate. The provision of collateral is not accepted.

Other transaction conditions such as prices are decided through negotiations between the parties.

4.	A total of ¥2,236 million in allowance for doubtful accounts was recorded with regard to loans receivable from certain subsidiaries. A provision of allowance for doubtful accounts in the amount of ¥1,227 million was recorded for the fiscal year under review.

Notes to Per-Share Information

Equity per share	¥5,680,580,994.52
Net loss per share	¥87,121,685.68

Note to Significant Subsequent Events

None applicable

Other Notes

1.	Business combination and business divestiture

(Additional information)

FamilyMart Co., Ltd. (hereinafter “FamilyMart”), and UNY Group Holdings Co., Ltd. (hereinafter “UNY Group HD” and “Both Companies” jointly with FamilyMart), concluded a basic agreement on management integration based on an equal footing approach (hereinafter “Management Integration”) as of October 15, 2015, followed by subsequent negotiations. In this Management Integration, Both Companies will implement an absorption-type merger, in which FamilyMart will become a surviving company and UNY Group HD will be an absorbed company (hereinafter “Absorption-Type Merger”; FamilyMart after this Absorption-Type Merger will be called the “Integrated Company”). On the condition that this Absorption-Type Merger takes effect, this Absorption-Type Merger will be followed by an absorption-type demerger resulting in making the Integrated Company a demerged company and the Company, a wholly owned subsidiary of UNY Group HD, a succeeding company (hereinafter “Absorption-Type Demerger”). As a result of the Absorption-Type Demerger, the Company will succeed the convenience store (hereinafter “CVS”) business. By resolution of the Board of Directors meeting of each company held on February 3, 2016, it was determined that Both Companies entered into a contract to implement the Absorption-Type Merger and FamilyMart and the Company entered into a contract to implement the Absorption-Type Demerger, and the said contracts were entered into by each company as of the same date.

Meanwhile, this Management Integration assumes an approval of the shareholders at the next shareholders’ meeting of Both Companies.

1. Summary of the business combination, etc.

(1) Name and business of the demerged company

FamilyMart: Franchise business for the “FamilyMart” CVS chain, store management, etc.

(2) Reason for the business combination, etc.

This business combination has the purpose of competitive success in Japan and overseas in a retail business environment that has changed considerably in recent years, as well as leading to an excellent company that can contribute to customers, franchised store owners, business partners, shareholders and employees by consolidating the management resources of Both Companies via the Management Integration and establishing a new retail group.

(3) Date of the business combination

September 1, 2016 (Scheduled)

(4) Legal form of the business combination, etc.

The Absorption-Type Demerger is an absorption-type demerger in which the Company will be the succeeding company.

Provided, however, that this legal form may be changed in the future through consultations and an accord between Both Companies in case the necessity arises in the procedure for the Absorption-Type Demerger or for any other reason.

(5) Name of the company after the combination

The Company, which is the succeeding company in the Absorption-Type Demerger, plans to change its trade name to FamilyMart Co., Ltd., on the effective date of the Absorption-Type Demerger (scheduled to be September 1, 2016).

2. Content of the Absorption-Type Demerger

Consideration for the Absorption-Type Demerger:

The Company will issue 100 common shares and deliver all of them to the Integrated Company.

2.	The stated amounts less than one million yen are rounded down.